As filed with the Securities and Exchange Commission on Setember 3, 2003


                                  Form N-18F-1


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


           NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE
                         INVESTMENT COMPANY ACT OF 1940



     The undersigned registered open-end investment company hereby notifies the

Securities and Exchange Commission that it elects to commit itself to pay on behalf of its series, Pioneer Large Cap Equity Fund and Pioneer Small Cap

Equity Fund, in cash all redemptions by a shareholder of record as provided by

Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this notification of election.

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Boston and the Commonwealth of

Massachusetts on the 3rd day of September, 2003.

Attest:                              PIONEER SERIES TRUST I



/s/ Dorothy E. Bourassa              /s/ Osbert M. Hood
Dorothy E. Bourassa                  Osbert M. Hood
Secretary                            Executive Vice President and Trustee